Exhibit 99.1

FIRST QUARTER TRADING UPDATE AND DIRECTORATE CHANGES

Q1 Trading In Line with Management Expectations

London, England and San Francisco, CA – 13 July 2018 – RhythmOne plc (LSE AIM: RTHM, or the “Company”), today updates the market on its performance for the first quarter of the financial year 2019, covering the period from 1 April 2018 to 30 June 2018 (“Q12019” or “the Period”).

Financials

RhythmOne’s Q12019 financial performance was in line with management expectations. The Company started the year strong with quarter-over-quarter growth in both revenue and EBITDA1. This upward trajectory was fueled by continued growth in programmatic platform revenues. The Company is tracking against its key objectives for the year:

●	Enhancing its unified programmatic advertising platform;
●	Growing its base of data-driven engaged audience segments; and
●	Innovating around video and connected TV (CTV) advertising.

Products

RhythmOne continued to ramp its unified programmatic platform, RhythmMax. During the Period, the Company integrated several new programmatic demand and supply partners and cultivated relationships with industry-leading companies to develop new CTV measurement capabilities. Further, the Company launched new programmatic products available via private marketplaces, including packaging of its high-value CTV supply and bundling of data-driven packages designed to achieve specific performance objectives relative to viewability and verification. Within the platform, key programmatic performance indicators below illustrate a significant rise in volume of approximately 23% compared with the same time last year, coupled with a slight increase in fill rate year-over year. Mobile supply volume continues to grow, representing over 75% of ad opportunities available on the platform during the first quarter. Importantly, programmatic inventory fill rate continues to demonstrate strong growth, with an increase of approximately 51% over the same Period last year. This is largely driven by expanded supply relationships and increased monetization of high-value, high-impact and high-margin video, CTV and rich media inventory.

KPIs

	Metric	Q12018	Q42018	Q12019 (Est)
Volume	Billions	7,817.4	7,630.6	9,591.3
Desktop[2]	%	35.9	35.1	24.6
Mobile[2]	%	64.1	64.9	75.4
Fill Rate[3]	%	0.20	0.24	0.21
Price[4]	$/CPM	2.86	3.36	4.32

Integration

Integration work resulting from the YuMe, Inc. (“YuMe”) acquisition remains on track. RhythmOne has successfully consolidated campaign operations into a single platform, facilitating centralized deployment and optimization of advertising campaigns. In addition, the Company has ported over a significant portion of the YuMe video supply, and has created the infrastructure for CTV partner support. Finally, to create additional internal efficiencies, the Company has moved to a single platform for ad unit development and delivery of custom creative.

Outlook

“We are pleased to provide this update on our first quarter trading in FY2019, with revenue and adjusted EBITDA1 performance in line with current market expectations,” said Mark Bonney, CEO of RhythmOne. “The RhythmMax platform continues to drive growth as we add additional controlled supply, package premium inventory for sale within private marketplaces and advance our leadership position within CTV. These steps underscore our overall strategic focus on mobile, video and programmatic trading – which we intend to maintain throughout FY2019. Our focus is on continued strengthening of our financial performance to better position the Company to leverage industry consolidation, as appropriate, while maintaining strong cost discipline, driving efficiency within the Company with the goal of cash generation, and sustaining profitability and value creation for shareholders.”

Directorate Changes

In addition to the trading update, RhythmOne today announces that Mark Opzoomer, Non-executive Director, has notified the Board of his decision to retire and step down as a Company Director to devote more time to personal interests. The resignation was accepted on 12 July 2018. He will retire from the Board on 13 July 2018, effective as of the conclusion of the Annual General Meeting.

The Company also announces that Ujjal Kohli, Non-executive Director, has notified the Board of his decision to retire and step down as a Company Director to devote more time to personal interests. The resignation was accepted on 12 July 2018. He will retire from the Board on 13 July 2018, effective as of the conclusion of the Annual General Meeting. In light of these resignations, the Board is undertaking a review of its current composition including the appointment of at least one qualified U.K. Non-executive director.

“We sincerely appreciate the contributions of both Mark and Ujjal to the RhythmOne Board throughout their tenure. Mark and Ujjal have served on numerous committees and provided valuable insight and guidance based on their extensive corporate operating experience and expertise in the Internet, communications and media space. We wish them every success in their future endeavors,” said Eric Singer, Chairman of the Board, RhythmOne.

The information communicated herein constitutes inside information.

Notes:

1.

Adjusted EBITDA. This press release contains references to adjusted EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as non-GAAP measures. This non-GAAP measure used by RhythmOne may not be comparable to similar measures used by other companies. Adjusted EBITDA is defined as loss for the period, adjusted to exclude finance income and expense, taxation, depreciation and amortization, share based payments and exceptional items in continuing operations and in discontinued operations, which include goodwill impairment, change in intangible assets’ lives, acquisition-related costs, restructuring and severance costs, settlement of litigation, re-measurement of deferred consideration and unrealized foreign exchange gain and loss. Management believes that this measure is a useful supplemental metric as it provides an indication of the results generated by the Company’s principal trading activities prior to consideration of how the results are impacted by nonrecurring costs, how the results are taxed in various jurisdictions, or how the results are affected by the accounting standards associated with the Group’s share based payment expense.

2.	Volume of transactions (ad requests) processed through the platform. Volumes are continuously optimized for performance and yield.

3.	Proportion of the transaction volume monetized, which is impacted by seasonality and fluctuations in demand and supply.

4.	Average price across all ad formats, expressed as Cost per Mille or Thousand Impressions.

Press Contacts for RhythmOne

Analyst and Investor Contact Ed Reginelli RhythmOne plc	Financial Media Contacts Edward Bridges / Rob Mindell FTI Consulting LLP (UK) 020 3727 1000
Nomad and Broker for RhythmOne Nick Westlake (Nomad) / Michael Wharton / Toby Adcock Numis Securities Limited (UK) 020 7260 1000

About RhythmOne

RhythmOne drives engagement between advertisers and targeted audiences – resulting in real, measurable business outcomes. We offer fully-integrated, cross-screen solutions that span desktop, mobile, and connected TV (“CTV”) across high-impact video, rich media, display, social, and native advertising formats – helping advertisers reach high-propensity audiences wherever and however they consume content. The connections we make are further enhanced through unique audience data and powered by our unified programmatic platform, RhythmMax. RhythmMax includes RhythmGuard, a proprietary verification and brand safety filtering technology that screens underperforming and suspicious traffic before it reaches the marketplace. This end-to-end platform – coupled with the world-class service of our account teams – is designed to provide more direct, efficient, and effective connections, driving ROI for advertisers and publishers. Founded in 2004 in the UK, RhythmOne is headquartered in San Francisco with offices in the US, UK, Europe, APAC, and Canada. For more information, please visit www.rhythmone.com.

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